NEWS RELEASE 06-13	May 9, 2006

FRONTEER TO BENEFIT FROM URANIUM DRILL PROGRAM IN LABRADOR

Fronteer Development Group (Fronteer) (FRG-TSX/AMEX) is pleased to announce that Aurora Energy Resources Inc. (AXU-TSX) (“Aurora”), of which Fronteer owns a 49.3% interest, has commenced it’s 2006 exploration program in Labrador’s Central Mineral belt.

“Fronteer’s interest in Aurora is a key value driver for the company,” says Dr Rick Valenta, Fronteer’s VP Exploration and COO. “We are pleased to see that Aurora’s 2006 program has begun on schedule, and we look forward to a season of positive results and significant project advancements.”

Aurora’s exploration program, one of the largest in Canada in 2006, will include at least 40,000 metres of drilling on seven distinct target areas, each with the potential to host a stand alone uranium deposit. By June of this year, the project will be operating at full capacity with five drill rigs turning.

Last year, Aurora established the Michelin deposit (“Michelin”) as one of the largest undeveloped uranium deposits in Canada outside of Saskatchewan. The current mineral resources at Michelin include 342,000 tonnes at 0.113% U3O8 for a Measured resrouce of 851,000 pounds, 8,615,000 tonnes at 0.113% U3O8 for an Indicated resource of 21,374,000 pounds, and 4,116,000 tonnes at a grade of 0.148% U3O8 for an Inferred resource of 13,460,000 pounds. Management anticipates that with further infill drilling, the tonnage of Michelin has the potential to increase significantly at comparable grades.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

Fronteer has two 100% owned, advanced stage gold projects in western Turkey. Teck Cominco Limited (“Teck Cominco”) has recently elected to contribute up to US $15 million over the next two years to earn back a 60% interest in these projects and will rapidly advance them towards pre-feasibility.

Fronteer also has options from Teck Cominco on several other properties in the region that will be rapidly advanced in 2006.

In addition to it’s uranium interests in Labrador, Fronteer recently acquired an 80% interest in a new uranium-copper-gold district in the Yukon called the Wernecke Breccias, on which exploration is scheduled to commence this summer.

Fronteer is also preparing for an upcoming drill program on a new silver-gold discovery in Mexico, which is also under option from Teck Cominco.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

CIM definitions were followed for Mineral Resource estimates. Mineral Resources are estimated at a cut off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83tt/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

The Mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. Please see the prospectus of Aurora dated March 8, 2006 (the "Prospectus") for further details.
Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.